[LETTERHEAD OF BOIS D'ARC ENERGY, INC.]

CORRESP
July 3, 2007
BY FACSIMILE (202-772-9369) AND EDGAR

Securities and Exchange Commission
100 F Street N.E.,
Washington, D.C. 20549

Re:	Bois d'Arc Energy, Inc.
Form 10-K, filed March 1, 2007
File No.:  1-32494

Ladies and Gentlemen:

The following are the responses of Bois d'Arc Energy, Inc. (the "Company") to the comments contained in the Staff's comment letter dated June 26, 2007 (the "Comment Letter") concerning the above-referenced 10-K (the "10-K").  The responses are numbered to correspond to the numbers of the Comment Letter.

Business and Properties, page 6
General, page 6

1.
We note your presentation of the measure PV-10.  Tell us how you considered identifying this measure as a non-GAAP measure and including, or providing a reference to, a reconciliation between PV-10 and the standardized measure of discounted future net cash flows.

References in our Business and Properties discussion are made specifically to the defined term of "PV-10 Value", as contained in the "DEFINITIONS" starting on page 3 of our 10-K filing.  In our future filings we propose to add the following additional language to this definition:

"Although PV-10 Value is not a financial measure calculated in accordance with GAAP, management believes that the presentation of PV-10 Value is relevant and useful to the Company's investors because it presents the discounted future net cash flows attributable to the Company's proved reserves prior to taking into account corporate future income taxes and its current tax structure.  Management uses this measure when assessing the potential return on investment related to its oil and gas properties.  Because many factors that are unique to any given company affect the amount of estimated future income taxes, the use of a pre-tax measure is helpful to investors when comparing companies in our industry."

We reconcile PV-10 Value to the Standardized Measure of Discounted Future Net Cash Flows in the tabular presentations of oil and natural gas reserves and PV-10 Value by operating area in our discussion of Primary Operating Areas on page 7 and again in the table disclosing oil and gas reserves contained in our discussion of Oil and Natural Gas Reserves on page 9.  The reconciling difference is the discounted future value of income taxes.  We also disclose, in a footnote to our table of oil and natural gas reserves on page 9, the non-GAAP nature of PV-10 Value and define the standardized measure of discounted future net cash flows as being after income tax, and discounted at 10%.  In our future filings we propose to include this same footnote in the table on page 7 where we have also used this term.

        Securities and Exchange Commission
        July 3, 2007

Available Information, page 20
2.	Please note that the Commission's address is 100 F Street N.E., Washington, D.C. 20549.

We acknowledge your address change and will disclose this new address in all future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations, page 38
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 40

3.
Within your discussion of oil and gas operating costs you include a measure of operating costs per Mcfe adjusted to include the deferred production and exclude the repair costs related to hurricanes.  It appears the adjustments applied to such a measure result in the presentation of a non-GAAP financial measure as defined in Item 10(e)(2) of Regulation S-K.  Please tell us if you believe the measure is a non-GAAP measure, and, if applicable, how you have complied with Item 10(e) of Regulation S-K.  We note a similar measure presented in your Form 10-Q for the Quarterly Period Ended March 31, 2007.

Our disclosure of operating costs per thousand cubic feet of natural gas equivalent ("Mcfe") is computed by dividing total operating expenses by total Mcfe of natural gas equivalents sold.  This statistical measure, which is a commonly disclosed measure by companies in our industry, is used by management, analysts and investors in measuring cost efficiency.  Operating costs per Mcfe as a measure of cost efficiency is most meaningful when it is analyzed over time (i.e. multiple years or quarters) and when significant non-recurring changes in costs or sales volumes are considered.  In making the separate disclosure of operating costs per Mcfe adjusted to include deferred production and exclude the repair costs related to hurricanes, management's intention was to assist readers in understanding the impact on operating costs per Mcfe which resulted from hurricane activity which was generally more severe than that which has occurred in previous periods and which is currently expected to be infrequent in the future.  In our future filings, to the extent that we make these or similar disclosures we will disclose the impact of such factors on volumes and costs rather than exclude them from operating costs per Mcfe, or alternatively provide a reconciliation of the computations including and excluding these amounts.

Liquidity and Capital Resources, page 41
4.
Within your discussion table of contractual liabilities and commitments on page 43, we note you have excluded amounts related to asset retirement obligations.  Item 303(a)(5) of Regulation S-K requires the table of contractual obligations present all long-term liabilities reflected on the balance sheet under GAAP.  Please explain to us how you have considered including asset retirement obligations within your table of contractual obligations.

The Company recognizes that it has contractual obligations associated with plugging and abandonment of oil and gas wells and facilities, and accounts for the fair value of these liabilities under the accounting guidance provided in Statement of Financial Accounting Standards No. 143, Asset Retirement Obligations.  Disclosures of the changes in the Company's asset retirement obligations are disclosed in Footnote 1 to its consolidated financial statements.

The timing of actual abandonment of oil and gas wells and facilities is highly subjective, as the expected remaining life of oil and gas reserves fluctuates based upon market forces (oil and natural gas prices, as well as the cost of oilfield materials, supplies and labor), changes in technology, and the regulatory environment.  In evaluating the Company's future abandonment liabilities as of December 31, 2006, the expected remaining productive lives of its significant oil and gas reserves to which material abandonment costs are attributable indicated that these costs would be incurred primarily in years after 2011.

        Securities and Exchange Commission
        July 3, 2007

In our future filings, we propose to add a disclosure similar to the following as a footnote disclosure to our table of contractual obligations:

"This table does not include estimated future payments for dismantlement, abandonment and restoration costs of oil and gas properties.  These payments are currently estimated to be incurred primarily after 2011.  We record a separate liability for the fair value of these asset retirement obligations which totaled $48.1 million as of December 31, 2006.  See Note 1, Asset Retirement Obligation to our consolidated financial statements in this Form 10-K for further discussion."

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8800.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/